[DR. REDDY’S LOGO]
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com
April 24, 2006
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited
Form 20-F for Fiscal Year Ended March 31, 2005
Letter from Securities and Exchange Commission dated March 30, 2006
File No. 001-15182
Dear Mr. Rosenberg:
This letter is sent in reference to your letter dated March 30, 2006 requesting information in connection with Dr. Reddy’s Laboratories Limited’s Form 20-F for the fiscal year ended March 31, 2005. We set forth below our responses to your letter. For your convenience, your requests for supplemental information have been restated below in italics.
Form 20-F for Fiscal Year Ended March 31, 2005
Notes to Consolidated Financial Statements
16. Research and Development Arrangement, page F-26
1.	We acknowledge your response to comment 5 of our letter dated February 2, 2006. Your references to SFAS No. 68 and SAB No. 104 do not appear to support your accounting treatment related to the up-front payment of Rs. 985.4 million $22.5 million U.S. pursuant to your agreement with I-VEN. Tell us whether you initially recorded the entire up-front payment to deferred revenue and specify the accounting literature that supports recognizing it through credits to research and development expense, as opposed to revenue. In this connection, tell us and provide us with additional information, in a disclosure-type format, that clarifies how you classify the milestone payments received under the I-VEN agreement; that is, as credits to research and development expense or as revenue.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

Response: The Staff’s comment is duly noted. As a supplement to our response letter dated March 1, 2006 in response to the Staff’s comments where we explained the arrangement with I-VEN, we submit that we considered all of the facts and circumstances of the agreement before we determined the appropriate accounting treatment for the research and development arrangement with I-VEN. For the purpose of evaluation at that point of time, we considered the principles under SAB 104 and Concept Statement 6 and, more specifically, the following factors to determine whether the income statement categorization of the I-VEN payments as revenue or a credit to the research and development arrangement will be more appropriate:
•	Revenues are inflows from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations — this arrangement is in the nature of a partially funded research and development collaboration (i.e., a joint venture development and commercialization agreement), which is the only one we had entered into and did not have the characteristics of a revenue arrangement.

•	As per the terms of this arrangement we did not transfer any of the research assets or rights to the research results to I-VEN, nor did we produce, deliver or sell any products to I-VEN. Also, we did not render any development services to I-VEN, as the development of these identified products had already been undertaken by us prior to I-VEN’s involvement in the project. Therefore, the arrangement did not meet the definition of a revenue arrangement as it did not result in the culmination of a separate earning process in the normal course of our business.

•	The identified products, 35 in total, were under development as their technological feasibility was not established at the inception of the arrangement and revenue will flow only if the products are commercialized. Based on our past experience of the costs related to such development projects and due-diligence by I-VEN, a fixed amount of project cost was agreed between the parties for each of the 35 product filings under the arrangement depending upon whether the filing is under Paragraph III or Paragraph IV (as explained below). The parties agreed to share the costs equally and therefore 50% of the costs are recovered upon our completion of the milestones specified in the agreement by applying a portion of the advance payment received from I-VEN.

•	As per the agreement, I-VEN will reimburse us for our 50% share of the costs after our achievement of the specified milestones. These milestones are defined in the agreement as our submission to the U.S. Food and Drug Administration (“FDA”) of an appropriate application for marketing authorization. Accordingly, a proportionate credit to research and development expenses is taken after each product filing.

•	Upon successful commercialization of any product, I-VEN is entitled to receive a royalty out of the sale proceeds which will be recorded as a cost of revenues in the period in which the revenues are earned. We have no obligation to repay to I-VEN any advanced

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

funds, or to purchase I-VEN’s interest in the joint venture, in the event that any or all of the filings are not accepted by the FDA. In the event that we are not able to complete filings in respect of any of the 35 currently identified products, new products will be supplemented based on mutual consent by us and I-VEN.
As a result of the foregoing analysis, we believe that a reduction of research and development expenses as opposed to revenue was more appropriate for this Research and Development collaboration arrangement.
A “Paragraph III” filing refers to an application for FDA approval in respect of a generic version of a branded drug product whose patent is expiring. A “Paragraph IV” filing refers to an application for FDA approval in respect of a generic version of a branded drug product claiming that the generic version does not infringe on the branded drug’s patents, or that those patents are not enforceable. Each of the 35 product applications is clearly identified as Paragraph III or Paragraph IV under the I-VEN agreement and a fixed cost (categorized as development, registration or legal cost) has been attributed to each product for the purpose of equal sharing between the parties.
The advance receipt of U.S. $22.5 Million from I-VEN was therefore not treated as “Deferred Revenue,” but was treated as an “Advance towards Research and Development (R&D) projects”.
During the fiscal year ended March 31, 2005, we recognized only U.S.$2.2 Million as a credit to Research and Development expenses upon completion of certain milestones (one Paragraph III filing and one Paragraph IV filing), as per the terms of the agreement. The balance of the advance was carried forward in the balance sheet as an Advance towards Research and Development projects.
We believe that we have adequately disclosed the arrangement in our Form 20-F for the fiscal year ended March 31, 2005 under the following sections:
•	4-a — Information of our Company;

•	5-a — Operating Results under Research & Development;

•	5-d — Trend Information; and

•	Notes to Consolidated Financial Statements — Note 16, Page F-26.
However, we acknowledge the Staff’s comments and, as suggested by the Staff, we will in future filings expand our disclosures to include the basis for allocating the credits to research and development costs. Our proposed footnote to the financial statements for the forthcoming Form 20-F for the year ended March 31, 2006 is as follows:

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

During the year ended March 31, 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of generic drug products. As per the terms of the agreement, I-VEN will have the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed in the fiscal years ended March 31, 2005 and March 31, 2006, subject to a maximum contribution of U.S.$56.0 million. The terms of the arrangement do not require the Company to repay the funds or purchase I-VEN’s interest in the event that the Company is not able to develop or commercialize one or more of the products subject to this agreement. However, upon successful commercialization of these products, the Company will pay I-VEN a royalty on net sales for a period of 5 years from the date of commercialization of each product, which royalty rate is determined by the development, registration and legal costs that we actually incur to commercialize such product. The first tranche advanced by I-VEN of U.S.$22.5 million (Rs.985,388) was received on March 28, 2005.[1]

The amount received from I-VEN is treated as an advance and will be recognized in the income statement as a credit to research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e. a product filing as per the terms of the agreement) will be completed once the appropriate ANDA has been submitted to the U.S. FDA. Achievement of a milestone will entitle us to take a credit to research and development expenses in a fixed amount equal to I-VEN’s share of the research and development costs of the product, which share varies depending on whether the ANDA is a Paragraph III or a Paragraph IV filing.

Accordingly, an amount of Rs.96,239 (US$2.2 million) has been recognized in the year ended March 31, 2005, representing the proportionate costs relating to the completion of specified filings.

[1]	We are currently in negotiations with I-VEN regarding an amendment of the I-VEN agreement’s terms for the second tranche investment. If a written amendment is executed, its terms will be reflected in the forthcoming Form 20-F.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

23. Other (Expense)/Income, Net, page F-33
2.	We acknowledge your response to comment 6 of our letter dated February 2, 2006 and request that you provide us with further information, in a disclosure-type format, for the following:
•	It appears that inherent in the loss on the sale of your majority-owned stake in Compact Electric Limited (“Compact”), there were impairments of assets that should have been recorded as required under GAAP such as FAS 142 and FAS 144. The staff believes consistent with paragraph 45 of FAS 144, that the loss on sale of Compact should be included within operating income (loss).

•	Please tell us the specific amount of each item classified within “other” and provide us with your accounting basis for classifying those items outside of operating income/(loss) for each of the periods presented, referring to the applicable authoritative literature.

•	Please outline the nature of each “excess liability written-back;” that is, tell us the initial business purpose for each and delineate the circumstances that led you to reverse the excess amounts into other income. Please refer to the authoritative U.S. GAAP literature that supports your conclusion.
Response: The Staff’s comment is duly noted.
Compact Electric Limited
On an ongoing annual basis, the operations of Compact were evaluated for impairment. There was no goodwill or other intangible assets on the balance sheet and the only tangible assets were Property, Plant and Equipment (“PPE”). The carrying value of the PPE, net of depreciation, was Rs.112.8 million as of March 31, 2003 and our evaluation under SFAS 144 did not result in an impairment loss. We acknowledge the Staff’s comment that the loss on sale of our 51% investment should be presented within operating income, but respectfully wish to draw to the attention of the Staff that since the amount of Rs.58.4 million is clearly immaterial to our financial statements or operating results, a restatement relating to this matter should not be considered necessary.
In arriving at this conclusion, our management has performed a SAB 99, Materiality, assessment for the Compact classification and other items discussed below. A copy of our SAB 99 evaluation is attached as Appendix II to this letter.
Other Income

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

The classification of items under “Other” was done based on the practice followed by us, which was also driven by local accounting principles (Indian GAAP). Based on an analysis at the transaction level, we are of the opinion that certain items under “Other” have been misclassified. However, based on the immateriality of the amounts at issue, we believe that a restatement of our financial statements with respect to such items should not be considered necessary (please refer to the SAB 99 analysis attached as Appendix II to this letter).
In order to arrive at this conclusion, we have prepared a revised income statement, a copy of which is attached as Appendix I to this letter, which reclassifies for each of the periods presented the items incorrectly classified under “Other” into the respective line items.
We reiterate that this exercise of reclassifying is done only to evaluate and form a considered opinion on the materiality of such reclassification on our operations and submit that, based on immateriality, a restatement should not be considered necessary.
Other (expense)/ income consists of the following:

	Year ended March 31,
	2003		2004		2005
Interest expense, net of capitalized interest	Rs.	(6,678)	Rs.	(14,970)	Rs.	(103,027)
Interest income		342,548		421,763		374,928
Gain on sale of available for sale securities, net		6,284		24,786		64,997
Loss on sale of subsidiary interest		—		(58,473)		(8,122)
Other		340,970		131,085		202,804

	Rs.	683,124	Rs.	504,191	Rs.	531,580

Specific items presented under ‘other’ in the other income/expense footnote above are elaborated in a disclosure type format below.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

	(in Rs. ’000)
Details	2003	2004	2005	Nature	Whether reclassified in Appendix I
Sale of spent chemicals and scrap	(77,663)	(88,990)	(95,711)	Spent chemicals are waste and impure process residual materials which cannot be reused in the manufacturing process and are generated over a period of time. There are no direct costs relating to these items. It is not an inventorized item and is sold as a waste in the Indian domestic market.	Not reclassified
				Scrap items includes numerous items for which the composition and pattern cannot be forecasted in the normal course of business, and therefore it is classified under Other income.
				We believe that classifying the spent chemical and scrap sale as part of operating results may not represent the true results of our operations. For example, proceeds from such items collected during a previous fiscal year and sold in the current fiscal year, if reported under operations, may distort the operating results.
Sale of export license	(202,035)	—	—	Export Licenses granted by the authorities for exports made out of India can be utilized to import goods for captive consumption at concession on a duty-free basis or be sold to another importer of goods.	Not reclassified
				These licenses are sold in a freely traded market in India. Other income disclosed in 2003 represents such export licenses sold to other importers, which is not considered a part of our normal operations.
Service income	(7,804)	(22,273)	(47,441)	Contract and other service income relating to contract research services performed by our custom pharmaceutical services division on behalf of other pharmaceutical companies. This was a nascent business for us and we undertook contracts on a trial basis during the periods presented.	Reclassified to Revenue

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

	(in Rs. ’000)
Details	2003	2004	2005	Nature	Whether reclassified in Appendix I
Excess provision written back relating to earlier years	(7,048)	(12,639)	(31,707)	Excess provisions relating to earlier years written back is primarily comprised of reversal of certain marketing and performance incentive provisions. Certain provisions were made in our Branded	Reclassified to SG&A
				Formulations business towards marketing promotion and distributor related activities in overseas markets, which were subsequently not paid since we terminated the arrangement with the distributor. Performance incentive provisions were made as of the balance sheet date based on projections derived from historical trends of our business and individual employee performances. Subsequently, actual payouts made after the year end were different depending on the actual results of our business and performance rating of the employees as assessed. As a result, a portion of the provision was written back to the income statement.
Reimbursement of Expenses for ADR Issue by Depository	(8,817)	(7,200)	(9,830)	Reimbursements by depository for ADR issuance costs and investor relation expenses incurred after the offering was closed.	Not reclassified
				Even though the obligation to pay such expenses was assumed by the depository, in order to reflect the position correctly, we had recorded the relevant listing related expenses as part of our ADR issue cost which was debited to Additional paid in capital and credited to the income statement under Other income equally over a period of seven years, the life of the agreement with the depository.
				Furthermore, all post listing expenses similarly reimbursed by the depository were recorded as part of SG&A as and when incurred. Such reimbursements given by the depository in subsequent periods were recorded as a credit to income statement and were classified as “Other income”.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

	(in Rs. ’000)
Details	2003	2004	2005	Nature	Whether reclassified in Appendix I
Unidentified credit by banks and stale checks	(12,629)	—	(6,020)	Certain unidentified credits to our bank accounts were recognized as income since the bank could not provide any details explaining why our accounts were credited. In addition, certain stale checks (i.e. checks issued but not presented for payment within three years from the check date) were reversed to our income statement since the liability was no longer payable.	Not reclassified
				In both the above situations, we had reversed the liabilities to income statement after expiration of a minimum period of three years, which is legally the limitation period under corresponding laws of limitation in India and is also a generally accepted accounting practice in India.
Commission earned	(15,562)	—	—	Commission income earned on trading of API products, an activity that is not carried out by us in the normal course of business.	Reclassified to other operating income
Miscellaneous income	(4,981)	—	(343)	Discounts received from suppliers, for example marketing promotional items, etc.	Reclassified to other operating expense / (income)
Other treasury results	(1,211)	(7,818)	(305)	Mark to market on derivatives (forward contracts) and income from mutual fund investments reported under this item.	Not reclassified
Recovery	—	(7,716)	—	Recovery of cash misappropriated by an employee.	Not reclassified

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 24, 2006

	(in Rs. ’000)
Details	2003	2004	2005	Nature	Whether reclassified in Appendix I
Refund from Excise Authorities	—	(8,862)	—	Refund from Excise authorities of payments against claims made in earlier years under protest by the Company.	Reclassified to cost of revenue
Insurance claim	(275)	(322)	(5,473)	Insurance claim is on replacement cost of assets. It includes claims on transit damage lodged in earlier periods recovered from insurance companies.	Not reclassified
Incentives	—	—	(4,164)	Miscellaneous incentives received from authorities and vendors.	Reclassified to SG&A
Interest received from Tax Authorities	(2,945)	—	—	Interest is on advance income tax paid earlier which was refunded with interest.	Not reclassified
Gain / Loss of sale of assets	—	24,735	(1,810)	Gain or loss on sales of assets disclosed under ‘other’.	Reclassified to other operating expense / (income)
Grand Total	(340,970)	(131,085)	(202,804)

Excess provision written back
Excess provision written back during fiscal 2005 of Rs.31,707 is primarily comprised of a reversal of provisions for bonuses pertaining to the previous year of Rs.7,433, bad debts recovered of Rs.7,940, provisions for general and marketing expenses relating to previous years no longer required of Rs.6,179 and old credit balances in supplier accounts no longer payable of Rs.7,782.
Excess provision written back during fiscal 2004 of Rs.12,639 is comprised of a reversal of provisions for bonuses pertaining to the previous year.
Excess provision written back during fiscal 2003 of Rs.7,048 is comprised of a reversal of general expense provisions pertaining to the previous year.
We acknowledge that there are classification errors in our presentation of other non-operating income relating to service income, write-back of excess expense provisions, commission earned, miscellaneous income, recoveries refund from excise authorities, incentives from authorities and vendors and (gain)/loss on sale of assets. However, we propose to correct these prospectively in our future filings as the related amounts are not material to our operating results as explained by way of a revised income statement presentation in Appendix I to this letter.
We acknowledge that:
•	our company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any concerns or questions, please call me at the number listed above.
Respectfully submitted,
Dr. Reddy’s Laboratories Limited
By: /s/ V. S. Vasudevan
          V. S. Vasudevan
          Chief Financial Officer

APPENDIX I
Impact of correction to the financial statements on account of “other income”

	2003	Revised 2003	Variance	2004	Revised 2004	Variance	2005	Revised 2005	Variance
			%			%			%

Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.817,135, and Rs.870,079 Rs 815,007 for the years ended March 31, 2003, 2004 and 2005 respectively)	18,069,812	18,077,616	0.04%	20,081,249	20,103,522	0.11%	19,126,188	19,173,629	0.25%
License fees	—	—	—	—	—	—	345,737	345,737	0.00%

	18,069,812	18,077,616	0.04%	20,081,249	20,103,522	0.11%	19,471,925	19,519,366	0.24%
Cost of revenues	7,847,573	7,847,573	0.00%	9,346,117	9,337,255	-0.09%	9,385,820	9,385,820	0.00%

Gross profit	10,222,239	10,230,043	0.08%	10,735,132	10,766,267	0.29%	10,086,105	10,133,546	0.47%
Operating expenses, net:
Selling, general and administrative expenses	5,103,213	5,096,165	-0.14%	6,562,856	6,542,501	-0.31%	6,810,434	6,774,563	-0.53%
Research and development expenses, net	1,411,838	1,411,838	0.00%	1,991,629	1,991,629	0.00%	2,803,311	2,803,311	0.00%
Amortization expenses	419,439	419,439	0.00%	382,857	382,857	0.00%	349,991	349,991	0.00%
Foreign exchange (gain)/loss	70,108	70,108	0.00%	(282,419)	(282,419)	0.00%	488,819	488,819	0.00%
Other operating expense/(income)	—	(20,543)		—	83,208			5,969

Total operating expenses, net	7,004,598	6,977,007	-0.39%	8,654,923	8,717,776	0.73%	10,452,555	10,422,653	-0.29%

Operating income/(loss)	3,217,641	3,253,036	1.10%	2,080,209	2,048,491	-1.52%	(366,450)	(289,107)	-21.11%
Equity in loss of affiliates	(92,094)	(92,094)	0.00%	(44,362)	(44,362)	0.00%	(58,101)	(58,101)	0.00%
Other (expense)/income, net	683,124	647,729	-5.18%	504,191	535,909	6.29%	531,580	454,237	-14.55%

Income before income taxes and minority interest	3,808,671	3,808,671	0.00%	2,540,038	2,540,038	0.00%	107,029	107,029	0.00%
Income taxes (expense)/benefit	(398,062)	(398,062)	0.00%	(69,249)	(69,249)	0.00%	94,277	94,277	0.00%
Minority interest	(6,734)	(6,734)	0.00%	3,364	3,364	0.00%	9,942	9,942	0.00%

Net income	3,403,875	3,403,875	0.00%	2,474,153	2,474,153	0.00%	211,248	211,248	0.00%

Earnings per equity share
Basic	44.49	44.49		32.34	32.34		2.76	2.76
Diluted	44.49	44.49		32.32	32.32		2.76	2.76

	2003	Revised 2003	Variance	2004	Revised 2004	Variance	2005	Revised 2005	Variance
			%			%			%

Weighted average number of equity shares used in computing earnings per equity share
Basic	76,515,948	76,515,948		76,513,764	76,513,764		76,518,949	76,518,949
Diluted	76,515,948	76,515,948		76,549,598	76,549,598		76,559,801	76,559,801

Changes made relating to the following which have been	2003	2004	2005	Reclassified to
reclassified out of "Other Income"

Loss on sale of shares in Compact Electric Limited	—	(58,473)	(8,122)	Other operating expense/(income)
Other items forming part of ‘Others’
Service income	7,804	22,273	47,441	Revenue
Excess expense provisions written back relating to earlier years	7,048	12,639	31,707	SG & A
Commission earned	15,562	—	—	Other operating expense/(income)
Miscellaneous income	4,981	—	343	Other operating expense/(income)
Recovery	—	7,716	—	SG & A
Refund from Excise Authorities	—	8,862	—	Cost of revenues
Incentives from authorities and vendors	—	—	4,164	SG & A
Gain/(loss) on sale of assets		(24,735)	1,810	Other operating expense/(income)

APPENDIX II
SAB 99 Evaluation
Our management has considered the misclassifications in its income statement for the three fiscal years ended March 31, 2003, 2004 and 2005 both quantitatively and qualitatively for each line item presented. The purpose of our analysis is to evaluate whether these misclassifications have materially affected any line item in the income statement qualitatively and quantitatively. Our quantitative analysis for each of the three years presented is appended to our response letter as Appendix I. We believe that for the fiscal years ended March 31, 2003 and 2004, the impact is quantitatively immaterial. For the fiscal year ended March 31, 2005, we also believe that the impact is quantitatively not material in respect of any line item except operating income/(loss). Although the percentage impact on operating income/(loss) for the year ended March 31, 2005 does appear to be significant, this is attributable to the relatively small size of the denominator and in absolute terms we do not believe that the amounts involved are quantitatively material. We believe that based on our following analysis of the qualitative factors, the misclassifications individually and collectively do not distort the presentation of the income statement and the financial statements as a whole for the fiscal year ended March 31, 2005 and therefore we do not consider these misclassifications material.
Compact
Compact Electric Ltd (“Compact”) was a 100% subsidiary of our parent company, Dr. Reddy’s Laboratories Limited (“DRL”). Compact is engaged in manufacture of flourescent lamps. DRL sold 51% of its interest in Compact in the fiscal year ended March 31, 2004, realizing a loss on sale of Rs.58,473, and sold the remaining 49% in the fiscal year ended March 31, 2005, realizing a loss of Rs.8,122.
The above loss on sale of equity was disclosed under Other income/expense, net in each of the two fiscal years. Due to what we perceive to be a diversity in practice, our management classified the same under other income/expense. Our management accepts that this classification is incorrect, and the misclassification is evaluated below for materiality under SAB 99.
Other Income
The following items were incorrectly classified under other income:
1. Service Income;
2. Excess expense provision written back relating to earlier years;
3. Commission earned;
4. Miscellaneous Income;
5. Recoveries
6. Refund from Excise Authorities
7. Incentives from authorities and vendors; and
8. Gain/(Loss) on sale of assets.

These items resulted in misclassification on the income statement, although they do not have any impact on net income. The primary purpose of this analysis is to evaluate the impact on relevant line items in the income statement as if they were classified correctly.
To arrive at magnitude of the misclassification, the materiality was quantified and an income statement was created as if reclassification was carried out. (Please refer to Appendix I). The analysis shows that there is no impact on net income and the variations within the line items are immaterial, except for operating income/(loss) in the fiscal year ended March 31, 2005.
In view of the fact that the total amounts that were incorrectly classified are clearly immaterial, our management believes that the misclassified items, even if not reclassified to the respective line items, do not cause the financial statements to be materially misstated as a whole.
The materiality of reclassification of these items for the fiscal years ended March 31, 2004 and March 31, 2005 has been evaluated based on quantitative and qualitative factors described in SAB 99 as follows:

Factors considered	Response
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	•	The misclassification arises from items capable of precise measurement.
Whether the misstatement masks a change in earning or other trends.	• •	No
Management does not believe that the misclassification results in a change in trends. Profit for fiscal 2005 is only Rs.211 million, as compared to Rs.2,474 million in fiscal 2004 and Rs.3,404 million in fiscal 2003. Although for fiscal 2005 the operating loss is impacted by 21% as a result of the misclassified items, the trend is not impacted because an operating loss of Rs.366.4 million was reported and the correction would still show an operating loss reduced to Rs.289.1 million in relation to operating income of Rs.3,217.6 million and Rs.2,080.2 million in fiscal 2003 and 2004 respectively (Please refer to the detailed line item presentation in Appendix I).

Factors considered	Response
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	• •	No. We do not provide any guidance on earnings or other indicators in the income statement either under U.S. GAAP and Indian GAAP. During the earnings release call, the focus is typically on Revenues, Gross Profit, R&D SG&A, Net Income and EPS after results are announced. Operating income is not a key trend which is tracked and we do not provide any guidance on operating income to the analysts.
This misclassification would have no impact on any of the above indicators.
Whether the misstatement changes a loss into income or vice versa.	•	No.
Whether the misstatement concerns a segment or other portions of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	•	No.
Whether the misstatement affects the registrant’s compliance with the regulatory requirements.	•	No.
Whether the misstatement affects the registrants compliance with loan covenants or other contractual requirements.	•	No.
Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	•	No.
Whether the misstatement involves concealment of an unlawful transaction.	•	No.
Demonstrated volatility of our stock price in response to certain types of disclosure may provide guidance as to whether investors regard quantitatively small misstatements as material. Or	•	No. We do not provide any guidance to our investors.

Factors considered	Response
May result in a significant positive/negative market reaction due to known misstatement
Management’s intent to over or understate earnings up to an amount just short of a percentage threshold in order to manage earnings	•	No
Impact of misstatement in relation to segment information	•	No impact. Already covered above.